  EXHIBIT 99.1

Intellipharmaceutics Sets Earnings Release Date for Year End 2017 Results

TORONTO, February 13, 2018 -- Intellipharmaceutics International Inc. (Nasdaq: IPCI) (TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs, today announced that the Company intends to release its fiscal year 2017 results after market close on Thursday, February 15, 2018. Company management plans to hold a conference call at 8 a.m. (EST) on Friday, February 16, 2018 for interested shareholders to discuss the results. The conference call will be conducted by Dr. Isa Odidi, Chairman, Chief Executive Officer and Co-Chief Scientist, and Andrew Patient, Chief Financial Officer.

Participants may access the call from North America by dialing toll-free 1-877-407-8033. International callers should dial (201) 689-8033.  A webcast of the call will also be accessible at http://www.investorcalendar.com/event/25800.

For anyone unable to listen to the live conference, a replay will be available shortly after the call by dialing 1-877-481-4010 or 919-882-2331 for international callers and entering event ID 25800. A recording of the call will also be available on the Company’s website for 60 days.

Company Contact: Intellipharmaceutics International Inc. Andrew Patient Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@pcgadvisors.com